B. Riley Wealth Management, Inc.

(A wholly owned subsidiary of B. Riley Wealth Management Holdings, Inc.)

Financial Report
December 31, 2022

The report is filed in accordance with Rule 17a-5e(3) under the Securities and Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

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SEC FILE NUMBER
8-31206

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>01/01/2022</u> AND ENDING <u>12/31/2022</u>
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **B. Riley Wealth Management, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 S. Main Street, Suite 1800
(No. and Street)

Memphis	TN	38103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mary Ann N. Swain	(901) 259-9435	maryswain@brileyfin.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Boulevard, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)
10/20/2003		349	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Mary Ann N. Swain _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of B. Riley Wealth Management, Inc. _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____

Chief Financial Officer



Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Contents

	Page

 **SPICER JEFFRIES LLP**

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
B. Riley Wealth Management, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of B. Riley Wealth Management, Inc. (the "Company") as of December 31, 2022, and the related notes to the statement of financial condition (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as the Company's auditor since 2018.

Denver, Colorado
March 14, 2023



<p align="center">**B. Riley Wealth Management, Inc.**</p>
<p align="center">**(A wholly owned subsidiary of B. Riley Wealth Management Holdings, Inc.)**</p>

<p align="center">**Statement of Financial Condition**</p>

	December 31, 2022
Assets	
Cash and cash equivalents	$ 12,118,624
Securities and other investments owned, at fair value	10,691,340
Due from clearing brokers	6,251,333
Prepaid expenses and other assets	3,100,274
Forgivable loans, net of allowance for doubtful accounts of $1,299,514	14,648,313
Property and equipment, net of accumulated depreciation	1,598,414
Intangible assets, net of accumulated amortization	406,155
Goodwill	5,432,556
Mutual fund trails and other	358,944
Operating lease right-of-use assets	13,159,290
Receivable from affiliates	1,062,815
Other assets	747,206
Deferred tax asset	6,489,668
Total Assets	**$ 76,064,932**
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 5,302,103
Accrued compensation	6,966,454
Payable to affiliates	1,264,955
Securities sold, not yet purchased, at fair value	244
Deferred revenue	1,941,321
Operating lease liabilities	14,823,636
Total Liabilities	30,298,713
Stockholder's Equity	
Total Stockholder's Equity	45,766,219
Total Stockholder's Equity	45,766,219
Total Liabilities and Stockholder's Equity	**$ 76,064,932**

See Notes to Financial Statements.

B. Riley Wealth Management, Inc.
(A wholly owned subsidiary of B. Riley Wealth Management Holdings, Inc.)

Notes to Statement of Financial Condition

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS OPERATIONS

General

B. Riley Wealth Management, Inc. (the "Company") is a fully disclosed broker-dealer of investment securities and a Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") registered investment adviser. The Company is a full-service brokerage firm incorporated under the laws of the state of Tennessee and has 27 branch offices in 13 states. The Company is a fully disclosed broker-dealer and substantially all transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of B. Riley Wealth Management Holdings, Inc. ("BRWH"). BRWH is a subsidiary of B. Riley Financial, Inc. ("BRF").

The Company is a securities broker-dealer providing several classes of services including principal, agency, and investment advisory services.

The Company operates under the provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(i) provides that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all securities for, or owe money or securities to, customers and effectuates all transactions between the clearing-broker dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of B. Riley Wealth Management". The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all customer accounts and custodian responsibility includes maintenance and preservation of all related books and records as are customarily retained by the clearing broker-dealer.

Clearing Arrangement

All customer accounts, other than certain mutual funds and annuities, are carried with Wells Fargo Clearing Services, LLC ("WFC"), National Financial Services, LLC ("NFS"), Apex Clearing Corporation ("APEX"), and Axos COR Clearing ("AXOS"). The Company's commissions are collected by WFC, NFS, APEX, and AXOS as the Company's clearing firms. The clearing firms remit commissions, net of clearing charges, to the Company at least monthly.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board ("FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

(a) Securities Transactions

Proprietary securities transactions and related revenues and expenses are recorded on a trade date basis, as if transactions had settled. Resulting gains and losses and change in unrealized net gains and losses are reflected in principal transactions in the statement of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Receivables Due From Clearing Organizations

Receivables relating to trade transactions pending settlement are netted in receivables from clearing organizations in the statement of financial condition, netted by clearing organization.

The Company maintains a margin account with WFC and NFS. Depending on daily cash requirements or securities held in inventory at the time, these accounts may represent excess cash on deposit or a margin loan payable.

(c) Allowance for Doubtful Accounts

The Company recognizes an allowance for losses on forgivable loans in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable receivables considered at risk or uncollectable. The expense associated with the allowance for doubtful accounts is reported in other selling, general, and administrative expenses in the statement of operations.

(d) Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

(e) Intangible Assets and Goodwill

Intangible assets determined to have finite lives are amortized based upon the estimated economic benefits received. Intangible assets are tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value has decreased below the carrying value. An impairment loss is recognized if the carrying value of the intangible asset is not recoverable and exceeds fair value. The carrying value of the intangible asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. There was no impairment loss determined for the year ended December 31, 2022.

The Company acquired goodwill in the NSC retail brokerage asset acquisition. The Company evaluates its goodwill balance to determine if any impairment exists. The Company calculated the estimated fair value of its reporting unit and compared it to the carrying amount of its reporting unit. An impairment loss is recognized if the carrying value of goodwill asset exceeds fair value. The Company's evaluation indicated no impairment of goodwill for the year ended December 31, 2022.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Income Taxes

The Company is included in the consolidated federal income tax return of BRWH. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from BRWH.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred taxes primarily result from timing differences in the recognition of depreciation and not operating loss carryforwards for financial reporting and tax reporting purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken while preparing the Company's tax return to determine whether the tax positions are "more likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more likely-than-not" threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2022, management has determined that there are no material uncertain income tax positions. The Company files U.S. Federal tax returns as well as returns with various state and local jurisdictions. The Company generally is no longer subject to U.S. Federal, state, and local tax examination by tax authorities for years prior to fiscal year 2018.

(g) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to calculate estimates and make assumptions that affect the reported assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) Investment Advisory Fees

Investment advisory fees are billed and received quarterly but recognized as earned on a pro-rata basis over the contract term.

(i) Rebate Income

Rebates received from the Company's clearing firm related to customer cash balances held at the clearing firm are recorded when earned.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Recent Accounting Standards

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers to require acquiring entities to apply Topic 606 when recognizing and measuring contract assets and contract liabilities instead of only recognizing such items at fair value on the acquisition date. The update addressed diversity in practice related to the acquired contract liability and payment terms and their effect on subsequent revenue recognized by the acquirer. The Company early adopted the ASU on January 1, 2022. The impact of adopting the ASU was immaterial to the results of operations, cash flows, financial position, and disclosures.

NOTE 3 - RECEIVABLES FROM CLEARING ORGANIZATIONS

Receivables from clearing organizations at December 31, 2022 consist of the following:

Clearing Deposit, WFC	$ 252,531
Clearing Deposit, NFS	400,000
Clearing Deposit, APEX	125,083
Clearing Deposit, Axos COR	75,747
Receivable from clearing organizations	3,345,887
Margin accounts cash balance	2,052,085
	$ 6,294,668

The Company clears certain of its proprietary transactions through clearing organizations. Cash and financial instruments owned and held at the clearing organizations may collateralize securities sold not yet purchased and amounts payable and may serve to satisfy regulatory capital or margin requirements.

NOTE 4 - FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized with the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets or liabilities.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined by applying models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 – Inputs are unobservable for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

NOTE 4 - FAIR VALUE MEASUREMENT (continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government agency securities – U.S. Government agency securities are comprised of agency issued debt. Agency issued debt securities are generally valued in a manner the same as U.S. Government securities and are categorized in Level 2 of the hierarchy.

Certificates of deposit – Certificates of deposit are comprised of two main categories consisting of securities traded on national exchanges and securities that are privately held by banks. These securities are valued based on market quotations if available or at the principal balance provided the maturity is less than one year and are typically categorized in Level 1 or Level 2 of the fair value hierarchy.

Equity securities (common & preferred stock and equity options) – Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized as Level 1 in the fair value hierarchy. Preferred stock and other equities traded on inactive markets or valued by reference to similar instruments are categorized in Level 2.

Fixed income securities – Fixed income securities are comprised of corporate bonds and municipal securities. The fair value of these securities is estimated using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Depending on market activity levels and whether quotations or other data are used, these securities are typically categorized in Level 1 or Level 2 of the fair value hierarchy.

U.S. Government securities – U.S. Government securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotation. U.S. Government securities are categorized in Level 1 or Level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific securities.

NOTE 4 - FAIR VALUE MEASUREMENT (continued)

The following table summarizes the levels assigned, as of December 31, 2022, in valuing the Company's assets and liabilities carried at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Assets				
Securities and other investments owned, fair value				
U.S. Government Agency Securities	$ -	200,349	$ -	$ 200,349
Equity Securities	43,273	-	-	43,273
Certificates of Deposit	-	183,374	-	183,374
Restricted Securities	-	206,146	-	206,146
Warrants	-	1,251,726	-	1,251,726
Other Securities	-	8,168,315	638,157	8,806,472
	$ 43,273	$ 10,009,910	$ 638,157	$ 10,691,340
Liabilities				
Securities sold, not yet purchased, at fair value				
Equity Securities	$ 244	$ -	$ -	$ 244
	$ 244	$ -	$ -	$ 244

The Company determines the assigned investment levels at each measurement date. Transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy for the recognition of transfers between fair value hierarchy levels. There were no significant transfers among Levels 1, 2, and 3 during the period.

NOTE 5 - BUSINESS COMBINATION

On July 22, 2022. the Company entered into an acquisition agreement with National Securities Corporation ("NSC") which was categorized as between mutual entities. The acquistion agreement documented the transfer of the "Retail Brokerage Business" transferred assets and assumed liabilities collectively, "Transaction". The Transaction and Related Transactions collectively qualified as part of a tax-free reorganization in which NSC transferred substantially all assets to BRWM. No consideration was exchanged as the acquisition was effected through an exchange of member interests. The NSC acquisition was accounted for under the acquisition method of accounting in accordance with Account Standards (ASC) 805-30, Business Combinations Between Mutual Entities.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment and the related accumulated depreciation and amortization at December 31, 2022 consisted of the following:

Furniture and Fixtures	$ 1,682,357
Office Equipment	442,029
Computer Hardware	1,563,736
Network Equipment	424,825
Software Purchased	840,113
Leasehold Improvements	1,592,562
	6,545,622
Less accumulated depreciation	(4,947,208)
	$ 1,598,414

NOTE 7 - PROFIT-SHARING PLAN

The Company has a 401(k)-profit-sharing plan administrated by B. Riley Financial, Inc. for all full-time employees. The 401(k) plan provides for voluntary contributions to the plan. The Company matches 25 percent of employees' contributions up to 6 percent of employees' eligible compensation. Employees become fully vested in employer contributions. The Company did not make a profit-sharing contribution for the year ended December 31, 2022.

NOTE 8 - FORGIVABLE LOANS

The Company entered into employment agreements with certain employees. The Company advanced amounts to the employees in return for the employees' commitment to be employed for a specified period. The agreements call for the Company to forgive advanced amounts over the respective employment periods which range from 30 to 96 months. Advances are expensed ratably over the term of the agreements.

NOTE 9 - RELATED-PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of BRWH. Through the common ownership of BRWH, the Company has five sister companies: B. Riley Wealth Advisors, Inc, ("BRWA"), B. Riley Wealth Insurance, Inc. ("BRWI"), B. Riley Wealth Tax Services, Inc. ("BRWT"), B. Riley Wealth Portfolio Advisers LLC ("BRPA"), and B. Riley Private Shares LLC ("BRPS"). BRWH is a wholly owned subsidiary of B. Riley Financial, Inc. ("BRF"). Through BRF, the Company has a related-party relationship with B. Riley Securities, Inc. ("BRS"), GAA Advisory & Valuation Services LLC ("GAA"), GAG Intellectual Property Advisor ("GIP"), GlassRatner Advisory & Capital Group, LLC ("GRA"),, Ymax Corporation ("YMAX"), B. Riley Financial, Inc. ("GAX"), National Securities, Inc. ("NSC"), and B. Riley Corporate Services, Inc. ("BCS").

Periodically the Company engages in transactions with related parties. Transactions with BRWH include allocation of overhead expenses, payment of expenses on behalf of BRWH, and cash transfers for repayment of amounts due and for operating purposes. Transactions with sister companies include payment of expenses on their behalf and cash transfers for repayment of amounts due and for operating purposes.

The Company recorded the following related party receivables from and payables to its parent and sister companies that arose during the ordinary course of business as of December 31, 2022:

Receivable from affiliates		
BCS	$	79,993
BRWA		565,897
BRWT		267,311
BRWI		82,140
BRPS		29,806
BRPA		4,531
GAA		7,256
GIP		8,334
GRA		13,671
YMAX		3,876
	$	1,062,815
Payable to affiliates		
BRWH	$	289,294
BRS		39,071
GAX		661,195
NSC		275,395
	$	1,264,955

NOTE 10 - LEASING ARRANGEMENTS

The Company's operating lease assets primarily represent the lease of office space where the Company conducts its operations with the weighted average lease term of 5.6 years. The operating leases have lease terms ranging from one month to twelve years. The weighted average discount rate used to calculate the present value of lease payments was 5.67% on December 31, 2022.

As of December 31, 2022, maturities of operating lease liabilities were as follows:

2023	$ 3,465,245
2024	3,134,234
2025	2,881,491
2026	2,364,310
2027	1,663,151
Thereafter	4,394,083
Total lease payments	$ 17,902,514
Less: imputed interest	(3,078,878)
Total operating lease liability	$ 14,823,636

As of December 31, 2022, the Company did not have any significant leases executed but not yet commenced.

As part of its building leases, the Company has a letter of credit for $27,000 from a bank for the year ended December 31, 2022 for the Chicago building lease on West Madison. The West Madison letter of credit is unsecured.

NOTE 11 - INTANGIBLE ASSETS AND GOODWILL

Intangible assets as of December 31, 2022, consisted of the following:

	Asset Life (Years)	Cost	Accumulated Amortization	Net Carrying Value
Amortizable Intangible Assets:				
Customer Relationships	10	$ 3,128,952	$ (2,765,297)	$ 363,655
Non-Amortizable Intangible Assets:				
Goodwill		5,432,556	-	5,432,556
Trade Name		42,500	-	42,500
		$ 8,604,008	$ (2,765,297)	$ 5,838,711

As indicated above, customer relationships have an asset life of 10 years. The remaining amortization expense associated with this asset will be recognized over the next final fiscal year.

NOTE 12 - INCOME TAXES

The tax effects of temporary differences that give rise to significant positions of deferred tax assets on December 31, 2022 are defined as follows:

Deferred Tax Assets	
Net Operating Loss Carryforwards	$ 3,747,102
Deferred Revenue	355,254
Property and Equipment, net	76,010
Deferred Tax Assets NSC	6,421,648
Intangible Assets, net	122,306
Lease Liability	4,153,583
Accrued Bonus	83,280
Other Accrued	1,626,751
	16,585,934
Deferred Tax Liabilities	
Property and Equipment, net	(33,620)
Right of Use Asset	(3,687,233)
Intangible Assets, net	(6,093)
Deferred Tax Liability NSC	(2,454,603)
Other	(167,614)
	(6,349,163)
Valuation Allowance	(3,747,103)
Net Deferred Tax Asset	$ 6,489,668

The Company is treated as a disregarded entity for federal and certain state income tax purposes and B. Riley Financial, Inc. (BRF) includes the taxable income (loss) of the Company on its tax return. As of December 31, 2022, the Company reported a deferred tax asset of $6,489,668 primarily due to expenses not recognized for tax and the cumulative taxable loss in prior fiscal years.

This amount represented the Company's share of the current year and future deferred income taxes charged to the Company based on pre-tax income (loss) as part of the consolidated group that will be included in the federal and state income tax returns of BRF. The Company is not currently under audit related to its federal income tax returns. As of December 31, 2022, tax years subsequent to December 31, 2018 remain open under the federal statute of limitations and for the Company's significant state jurisdictions. As of December 31, 2022, the Company had no liability for uncertain tax positions.

As of December 31, 2022, the Company had federal and state net operating loss carryforwards of approximately $11 million and $20 million, respectively. The federal and state net operating losses expire beginning June 30, 2030 and June 30, 2024, respectively.

NOTE 12 - INCOME TAXES (continued)

Prior to the July 3, 2017 acquisition of the Company by BRF, management determined that it was more likely than not that the net operating loss carryforwards would expire unused and a valuation allowance equal to 100% of the deferred tax asset was recorded. Subsequent to the acquisition of the Company by BRF, a portion of the valuation allowance was released as part of the purchase accounting entries. BRF recorded the purchase accounting entries and did not make an election under ASC 805 to push down the accounting to the Company. Consistent with the release of the valuation allowance by BRF, the Company did not record a valuation allowance for the loss carryforwards generated after the acquisition but reduces the pre-acquisition net operating loss and valuation allowance as they are utilized in BRF's consolidated tax returns.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is subject to certain legal and regulatory matters that arise in the ordinary course of business. In particular, the Company is named in and subject to various proceedings and claims including lawsuits, arbitration claims, and regulatory matters. The Company does not believe that the results of these claims are likely to have a material effect on its financial position or results of operations.

In accordance with applicable accounting standards, the Company has accrued liabilities for contingent litigation and arbitration regulatory matters when present loss contingencies are both probable and can be reasonably estimated. The Company accrued approximately $3,184,550 for legal matters and included in accounts payable and other accrued expenses in the statement of financial condition.

NOTE 14 - OFF-BALANCE SHEET RISK, CONCENTRATION OF CREDIT RISK AND GUARANTEES

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by many factors including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security at a specified price and, correspondingly, create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received.

The Company conducts business with several broker-dealers and clearing organizations for its trading activities. The clearing and depository operations of the Company's trading activities are performed by these brokers pursuant to agreements. The Company monitors the credit standing of these brokers on an ongoing basis. In the event a broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company maintains cash balances at creditworthy financial institutions in bank accounts that, at times, may exceed the $250,000 insured limit set by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash and cash equivalents.

In the normal course of business, the Company enters contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 15 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 percent. On December 31, 2022, the Company had net capital of $11,144,240 which was $8,614,827 in excess of required net capital of $2,529,413. The Company's net capital percentage was 340.46.

NOTE 16 - SUBSEQUENT EVENT

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued. No significant events have occurred.